Exhibit 1

Second Quarter 2014
Earnings Presentation
August 6, 2014

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

Pre-Clinical
Phase I
Phase II
Phase III
Partners
PROJECT
INDICATION
LEAD DEVELOPMENT PROGRAMS
BL-8040
AML
Stem cell mobilization
CML
Investigator-initiated study
BL-7010
Celiac disease
ADDITIONAL DEVELOPMENT PROGRAMS
BL-5010
Skin lesions
BL-7040
Inflammatory bowel disease
BL-9010
Severe asthma/allergies
BL-1110
Neuropathic pain/scleroderma
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT
BL-1040
Ventricular remodeling post-AMI
Global out-license to Bellerophon BCM (f/k/a Ikaria)
Bellerophon BCM
BL-8020
HCV and other viral indications
Global collaboration with Genoscience/Panmed
Genoscience/Panmed
BL-8030
HCV
Collaboration with CTTQ for China
CTTQ
BL-9020
Type 1 diabetes
Collaboration with JHL for China and Southeast Asia

BIOLINERX

Pipeline

Chief Executive Officer
Kinneret Savitsky, Ph.D.

Update on Operations and Lead Programs

BL-1040: FIRST-IN-CLASS BIOABSORABLE CARDIAC MATRIX FOR
PREVENTION OF VENTRICULAR REMODELING FOLLOWING AMI
 • Pivotal CE Mark registration trial continues on schedule
 – Trial enrolled >200 patients of ~300 patients
 – Endpoints: End diastolic volume index, QLQ, six-minute walk test
• Expect to complete enrollment by year-end 2014
• Study completion anticipated around mid-2015
• Will be followed by CE Mark filing
• Partnership with Bellerophon
 – Continuing constructive discussions
 – New CEO Jonathan Peacock announced in July

BL-8040: BEST-IN-CLASS CXCR4 ANTAGONIST
Promising Platform Candidate for Hematological Cancers
 ✓ Evidence for robust apoptosis of cancer cells; Substantial mobilization of cancer cells
 ✓ Strong global IP estate: 13 issued/25 patents pending worldwide (two recent issued in U.S)
 ✓ Received orphan drug status for two lead indications
Acute myeloid leukemia (AML) - Phase 2 study ongoing (dose escalation)
 ✓ Dec. 2013: Announced promising partial dose escalation phase results
 ✓ Jun/Jul. 2014: Presented promising pre-clinical results at EHA and Gordon Research
 Conference
 • Synergizes with AC220 (Quizartinib) to minimize residual AML disease (mouse model)
 • Reduces level of BM cancer cells in vivo by at least one order of magnitude
 • Prevented reduction in normal white blood cells seen with AC220 alone
 – Study running at full steam towards completion of dose escalation phase
 – Early 2015: Completion of study

BL-8040: CONTINUED
Stem cell mobilization
✓Jun. 2014: Received approval from Israeli Ministry of Health to begin human studies
– Within 4-6 weeks: Initiate two-part Phase 1 study
 Part 1: Safety and tolerability as a standalone therapy
 • Dose escalation (randomized, double-blind, placebo-controlled); 32 volunteers
 Part 2: Quantify stem cell mobilization capacity and yield
 • Open-label study; eight volunteers (at optimal dose from Part 1)
– Late 2014/Early 2015: Report final results
Chronic Myeloid Leukemia (CML) - Investigator-initiated Phase 1/2 Study
✓Apr. 2014: Announced approval from Israeli Ministry of Health (Prof. Arnon Nagler, Sheba Medical
Center, Israel)
– Expected to initiate in 2014
 •  Randomized, dose-escalation study; combination with Imatinib in up to 40 patients
 •  Primary endpoint: safety/tolerability of combination
 •  Secondary endpoint: efficacy (cytogenetic and molecular response in CML patients)

BL-7010: NOVEL GLIADIN BINDING POLYMER FOR CELIAC DISEASE
Exciting progress in a fast-growing market
 – Significantly increased Pharma interest
 – Very high-need and underserved population
Phase 1/2 study ongoing in celiac patients:
✓ Mar. 2014: Completed dose escalation stage; initiated repeated-dose stage
 • Reached highest planned single dose without limiting toxicity
✓ Jul. 2014: Reported unblinded results of repeated-dose stage (14 days, 3x per day)
 • No serious or dose-limiting toxicity
 • No systemic absorption - likely to support medical device classification in EU
 • Minor gastrointestinal (GI) adverse events reported in study and placebo groups
 • Currently investigating lower repeated doses due to wide therapeutic window
–   Early 2015: Commence randomized, placebo-controlled efficacy study

9
Chief Financial & Operating Officer
Philip A. Serlin, CPA, MBA

Second Quarter 2014 Financial Overview

Corporate Highlights
• Strong current cash position: $33.1 million at June 30, 2014
 • Funds operational capital through end of 2016
 • Expect to reach several value inflection points during this time
• Broad U.S. institutional investor base
 • U.S. investors now hold roughly 2/3 of total shares outstanding
• Upcoming conferences
 • Rodman Conference in New York in September
 • Zacks Conference in Basel in September
 • Biotech Showcase in San Francisco in January

Financial Overview
(in USD at 30-Jun-14 exchange rate)
• Research and development
 • Total R&D expenses decreased by $5.3 million, to $5.6 million for the six months ended June 30, 2014
 • Primarily from termination of the BL-1020 CLARITY clinical trial in March
 2013, as well as certain one-time costs associated with several clinical-stage projects in 2013
 • Decrease partially offset by increased spending on the BL-7010 (celiac)
 project
• Sales and marketing
 • S&M expenses increased by $0.2 million, to $0.7 million for the six months ended June 30, 2014
 • Increase resulted primarily from professional fees in connection with increased business development activities

• General and administrative
 • G&A expenses decreased by $0.2 million, to $1.9 million for the six months ended June 30, 2014
 • Primarily due to a one-time expense for professional services in the 2013 period
• Non-operating income
 • Non-operating income decreased $2.0 million, to $2.0 million in for the six months ended June 30, 2014
 • Primarily stems from fair-value adjustment related to warrant liability
• Financial income/expenses
 • Net financial expenses were $0.2 million for the six months ended June 30,
 2014, compared to net ﬁnancial expenses of $0.5 million in the 2013 period
 • Changes result primarily from changes in average exchange rate of NIS to
 USD

Financial Overview
(in USD at 31-Mar-14 exchange rate)

Major Milestones over next 12 Months

BL-7010 (Celiac Disease) phase 1/2 completion
BL-7010 (Celiac Disease) CE pivotal study initiation
BL-8040 (AML) phase 2 completion
BL-8040 (AML) phase 2 partial results*
BL-8040 (SC Mobilization) phase 1 initiation
BL-8040 (SC Mobilization) phase 1 completion
* End of dose escalation phase
BL-1040 (AMI) complete CE mark study enrollment
BL-8040 (CML) phase 1/2 study initiation
BL-7010 (Celiac Disease) pre-IND mtg with FDA
BL-7010 (Celiac Disease) US study initiation

QUESTIONS?
THANK YOU!